
Owner
Business
Technical & Project Management
Project Management
Operations
Clarity of Objectives, Expectations, Requirements
Product Development
Operations, Maintenance, Support, Enhancements

Amr Maraie · 3rd

Director, Project Management - Real Estate & Hospitality

Greater Calgary Metropolitan Area · Contact info

1,558 followers · 500+ connections

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Qiddiya | القدية

Cornell University

Providing services
Management Consulting, Project Management, and Real Estate
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Tools & Technology
Method
Processes & Functions
Professional Development

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SUKAD Way TM to manage projects

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SUKA

www.sukad.com

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Tools & Technology
Method
Processes & Functions
Professional Development

D2A9EC62-6819-4116-A036-A63CBB28A779.jpeg
SUKAD Way TM to manage projects

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About

• Business oriented project management professional with wealth experience in real estate development, engineering, and construction management.
• With mixed skills of business management, project management and technical abilities (hands on) have been leading initiatives and contributing significantly in the development of project business cases and proj …see more

Experience

Director, Project Controls - Real Estate & Hotels Portfolio
Qiddiya | القدية
Oct 2019 - Present · 2 yrs 8 mos

Substantial participation in a multi-billion mixed use development program by leading project controls for $1.5 B Hotels, Retail, Dining & Entertainment Portfolio through the whole project life cycle fro ...see more

DISCOVER | Qiddiya
Qiddiya has drawn on the Kingdom's rich heritage to bring the world a destination like no other: a bold, new Capital of Entertainment, Sports and the Arts. Here the youthfu...

Project Management Consultant/ Real Estate Development
FEKRY Project Management Ltd.
Mar 2016 - Present · 6 yrs 3 mos
Calgary AB

Freelancer project management practitioner providing design, construction and project management consultancy to clients seeking design & build solutions and project management. Our Clients, ...see more

Co-Founder and BOD Member - Project & Portfolio Management
SUKAD Corp
Jun 2019 - Present · 3 yrs
Florida, United States

Startup Company - As one of the shareholders, we have been working on an ambitious initiative to develop online cloud based project & portfolio management solution (Uruk PPM) that offers a ...see more


The Uruk PPM Platform

SUKAD
SUKAD BUSINESS PROFILE

Project Management Consultant - Hotels & Real Estate
Dur Hospitality
Apr 2019 - Oct 2019 · 7 mos

6 month freelance task order to work in close collaboration with Senior Management and PM's to provide project management consultancy for projects in the hospitality and real estate sector. ...see more

Hotels
Dur Hospitality is a leading Saudi hospitality company established in 1976, recognized for its extensive record in managing, developing and operating a wide portfolio of...

Project Controls Manager at DQ Marriott Hotel Project
Hill International, Inc.
Jun 2017 - Feb 2019 · 1 yr 9 mos

Managed on behalf of the client the construction commercial activities of 5 star Marriott Hotel & Apartments.




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Education

Cornell University
Certificate Program, Real Estate Development, US

Heriot-Watt University
Master's degree, Construction Project Management, UK

Edinburgh Napier University
Master of Business Administration , UK

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Licenses & certifications

PMOC - Project Management Office Certified
ALLPMO Network Inc

PMP - Project Management Professional
Project Management Institute

Skills

Construction Management

Project Planning

Project Control

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Recommendations

Received Given



Eric Niborg · 3rd
Project Executive at Qiddiya Investment Company | شركة القدية للاستثمار

Amr has been an exceptional member of my team in terms of growth, situational adaptability, technical abilities, analytic skills, leadership, interdepartmental coordination and delivery. He is a dedicated professional and high value asset.



Ahmed Hanafy, P. Eng., M.Eng., FS Eng. (TÜV), SME · 3rd
Engineering Team Lead mCloud Technologies
November 28, 2016, Ahmed worked with Amr on the same team

Amr is very focused, his background in project management is very impressive. I was enjoying working with him.



Adam Briglio · 2nd
Talent Acquisition Partner at Article | Group Fitness Instructor at New Body Alliance
May 29, 2014, Amr was Adam's client

Amr is a pleasure to work with and I would recommend him to any employer looking for a competent project controls employee.

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Languages

Arabic
Native or bilingual proficiency

English
Native or bilingual proficiency

Organizations

The Association for the Advancement of Cost Engineering (AACE)
Member · Jan 2014 - Present

Project Management Institute (PMI)
Member · Dec 2005 - Present

Interests

Influencers Companies Groups Schools



James Caan CBE · 3rd
Serial Entrepreneur. Building and Selling businesses for 25+ years. Recruitment Expert.
3,405,647 followers



Marshall Goldsmith · 2nd
#1 Leadership Thinker, Exec Coach, NYT Bestselling Author. Dartmouth Tuck Professor Mgmt Practice
1,387,247 followers

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